SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 14, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Nokia Press Release dated May 14 and titled:

“Nokia completed acquisition of Eizel Technologies and increased the share capital”

PRESS RELEASE

May 14, 2003

Nokia completed acquisition of Eizel Technologies and increased the share capital

On April 22, 2003, Nokia (NYSE: NOK) announced its intention to acquire Eizel Technologies Inc., a Pittsburgh, Pennsylvania based privately held software company.  The transaction was subject to customary closing conditions, and today Nokia announced the completion of this acquisition as well as an increase of the share capital and issuance of new shares.

The Board of Directors of Nokia Corporation has resolved to increase the share capital of the Company by EUR 73 502.82, consisting of 1 225 047 new shares, each share having a par value of EUR 0.06.  The shares were offered for the subscription by the stockholders of Eizel Technologies Inc., and they were payable with the common stock issued by Eizel Technologies Inc.  The subscription price for the new shares was EUR 14.76 per share.

The increase of the share capital was resolved on the basis of the authorizations given to the Board of Directors by the Annual General Meeting on March 27, 2003, and it was registered in the Finnish Trade Register on May 14, 2003. As a result, the share capital of Nokia currently is EUR 287 777 547.6 and the total number of shares is 4 796 292 460. Nokia received as additional shareholders’ equity EUR 18 081 693.72. Nokia has filed an application for listing of the new shares on the Helsinki Exchanges together with the other listed shares as of May 15, 2003. Listing of the shares will also be applied for at the Frankfurt, London, Paris and Stockholm stock exchanges at a later time.

Eizel Technologies™ was founded in 2000 and focused on developing server-based products that transform email messages, attachments, intranet applications and web content into formats easily accessible by any mobile device on any network.

About Eizel Technologies

Eizel Technologies™ Inc. (www.eizel.com) employs advanced computer science technologies, such as artificial intelligence, machine learning, pattern recognition and natural language processing, to solve problems relating to universal access to content. The company’s highly scalable, low maintenance, cutting edge solutions leapfrog traditional approaches dramatically reducing costs while increasing the breadth of devices that can be used to access and interact with online content.  Eizel™ secured USD $4 million in funding from institutional and private investors in July 2002.  Founded in 2000 by scientists from Carnegie Mellon Univeristy, Eizel™ currently employs 26 people.

About Nokia Internet Communications

Nokia Internet Communications, headquartered in Mountain View, California, provides world-class Network Security, Virtual Private Network and Internet Traffic Management solutions that ensure the security and reliability of corporate enterprise and managed service provider networks.  Nokia is committed to enhancing the end-user experience by bringing a new level of security and reliability to the network, enabling an Internet transaction that is personal and trusted each and every time.  For more information, please visit www.nokia.com/securenetworksolutions.

Nokia Internet security and virtual private network appliances span the spectrum of price/performance points and secure the widest range of network environments, from the smallest branch office to the largest Internet data center.  The expansive product line, backed by world-class global support and services, provides customers the ability to deploy multiple solutions from a single product to secure all elements of a distributed enterprise.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information:

Michael Cabot

Nokia Internet Communications

Tel. +1 650 625-2941

michael.cabot@nokia.com

Nokia Corporate Communications

Tel. +358 7180 34900

corporate.communications@nokia.com

www.nokia.com

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2003	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel